Filed Pursuant to Rule 424(b)(3)
File No. 333-220480

Angel Oak Strategic Credit Fund

(the “Fund”)

April 1, 2025

Supplement to the Prospectus and Statement of Additional Information (“SAI”) dated May 30, 2024, as supplemented from time to time

This Supplement provides updated information beyond that contained in the Prospectus and SAI and should be read in conjunction with the Prospectus and SAI.

On April 1, 2025, Angel Oak Companies, LP, the parent of Angel Oak Asset Management Holdings, LLC, itself the parent of Angel Oak Capital Advisors, LLC (“Angel Oak”), the investment adviser of the Fund, announced a strategic partnership with Brookfield Asset Management Ltd. (“Brookfield”) in which Brookfield has agreed to acquire a majority of Angel Oak Companies, LP (the “Transaction”). The closing of the Transaction is expected to be completed by September 30, 2025. The Transaction is not expected to result in any material change in the day-to-day management of the Fund. However, the closing of the Transaction is subject to certain conditions, and there can be no assurance that the Transaction will be completed as planned, or that the necessary conditions will be satisfied.

If successful, the closing of the Transaction will result in a change of control of Angel Oak (the “Change of Control”). Consistent with applicable requirements under the Investment Company Act of 1940, as amended (the “1940 Act”), the current investment advisory agreement between Angel Oak and the Fund (the “Existing Advisory Agreement”), contains a provision that the Existing Advisory Agreement will automatically terminate in the event of an “assignment” (as defined in the 1940 Act). The Change of Control will cause an assignment of the Existing Advisory Agreement and will result in the automatic termination of the Existing Advisory Agreement.

At a meeting to be held prior to the anticipated closing of the Transaction, the Board of Trustees (the “Board”) of the Fund will consider the approval of a new investment advisory agreement between Angel Oak and the Fund (the “New Advisory Agreement”). If approved by the Board, the New Advisory Agreement would also need to be approved by shareholders of the Fund at a special meeting of shareholders (the “Special Shareholder Meeting”), at which the Fund’s shareholders will be asked to consider the approval of the New Advisory Agreement. The New Advisory Agreement is expected to have the same advisory fee and substantially similar terms and conditions to the Existing Advisory Agreement. The New Advisory Agreement will not result in any material changes to the Fund’s investment objective and principal investment strategies.

More detailed information about the Change of Control and the proposal to be voted on at the Special Shareholder Meeting will be provided in a forthcoming proxy statement. When you receive your proxy statement, please review it carefully and cast your vote to avoid the additional expense to the Fund of any future solicitations. This Supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.

Please retain this Supplement with your Prospectus and SAI for future reference.